EXHIBIT 99.1

Gildan Activewear Board of Directors Issues Open Letter to Shareholders

Sets Record Straight on Browning West’s Misguided Campaign to Reinstall Former Gildan CEO

CEO’s False Narrative Designed to Hide His Ineffective Leadership, Lack of Vision and High-Risk Go-Forward Strategy

Questionable Behaviors Underscore Why New Leadership is Required for Gildan to Reach its Full Potential

The Board of Directors is currently investigating these and other matters, including Mr. Chamandy’s engagement with certain shareholders prior to his termination.

Montreal, Monday, January 8, 2024 – The Board of Directors of Gildan Activewear Inc. (GIL: TSX and NYSE) (“Gildan” or “the Company”) today issued an open letter to shareholders.

Dear Fellow Gildan Shareholders:

In response to Browning West’s December 29, 2023 letter articulating its misguided campaign to reinstall Glenn Chamandy as CEO of Gildan Activewear, the Board of Directors is sharing further information on recent events. We would have preferred to keep many of these details private, but the public misinformation tactics by Mr. Chamandy and Browning West demand a public response.

The Board is unanimous in its conviction that retaining Mr. Chamandy as CEO would have jeopardized the future of Gildan and destroyed shareholder value. Mr. Chamandy has attempted to frame this as a dispute over the Board’s CEO succession process. That is not what this is about. This is about the future of Gildan.

The Board had gradually lost trust and confidence in Mr. Chamandy. It had become clear that he had no credible long-term strategy and no vision for the future. Instead, he attempted to entrench himself as CEO by giving the Board an ultimatum: Approve a high-risk multi-billion-dollar acquisitions strategy predicated on guaranteeing his role as CEO for several more years to oversee its integration and his eventual succession. If not, he would leave the company immediately and sell his shares. The Board was left with no other choice but to remove him as CEO.

Gildan is a company with strong fundamentals. We are optimistic that with the right leadership and the right long-term strategy, Gildan can grow, innovate and create sustainable long-term shareholder value.

Ineffective Leadership

Over the last few years Mr. Chamandy struggled to scale an increasingly complex organization. In the absence of a cohesive long-term strategy, Mr. Chamandy jumped from one opportunistic strategy to another. He tried forays into branded products, retail distribution, international expansion and yarn production, with mixed success, resulting in an eight-year annual revenue growth rate of less than one percent and write-offs and restructurings over that time period exceeding $450 million.

Against that backdrop it was striking to read Browning West’s letter of December 14th asserting that under Mr. Chamandy’s leadership Gildan’s share price was “poised to be worth $60 to $80 a share over the next two years.” That claim is in sharp contrast to Mr. Chamandy’s 2023 long-range planning (LRP) presentation to the Board on October 30, 2023 in which he stated that organic growth would be capped with an intrinsic value of the share price significantly lower than the range quoted by Browning West.

Mr. Chamandy was chief executive for 20 years, and, in his last few years he gradually became more disengaged as CEO as he increasingly focused on outside personal pursuits including the development of a golf resort in Barbados. His management style was unstructured, with few senior leadership meetings, and he was rarely in the office, averaging just a few days a month even long after the end of the Covid shutdown. Mr. Chamandy never visited the new Gildan manufacturing plant in Bangladesh, one of our most significant investments. In fact, he had not traveled to Bangladesh, an important manufacturing hub for the company, in more than a decade.

High-Risk Acquisition and Succession Proposal

In December 2021, the Board and Mr. Chamandy agreed to an orderly 3-year succession plan. By the fall of 2023, however, Mr. Chamandy moved to entrench himself as CEO. As the search for a new CEO advanced according to the process and timeline agreed upon with Mr. Chamandy, he presented the Board with a plan to make risky and highly dilutive multi-billion-dollar acquisitions, arguing that he would then need to remain as CEO for several more years to oversee the integration. This was not, as Mr. Chamandy now claims, a routine annual strategy exercise. This was a formal strategy proposal presented as Mr. Chamandy’s best idea for addressing what he viewed as Gildan’s limited growth potential.

The Board was dubious about these high-risk acquisitions, particularly in light of Mr. Chamandy’s inability to answer even the most basic questions about his strategic proposal. The Board asked Mr. Chamandy to provide a thorough analysis on his plan, including risks and mitigation. Instead of providing details on his plan, Mr. Chamandy gave the Board a simple and clear ultimatum: Either support his acquisition strategy and resulting succession plan, or he would immediately leave and sell his stock.

Contrary to his public denials, Mr. Chamandy not only gave the Board a direct ultimatum, but he also reiterated it in conversations with the Board Chair and in a letter to the Board Chair on Saturday, November 25, 2023 demanding an answer before Monday, November 27.

While the Board had originally proposed a three-year transition plan whereby Mr. Chamandy would retire by December 31, 2024, the ultimatums forced the Board to terminate Mr. Chamandy as CEO on December 10, 2023.

Questionable Behaviors

Recently, the Board has learned of new information regarding behaviors by Mr. Chamandy that took place around the time of his departure and are inconsistent with that of a senior executive. Mr. Chamandy recorded a private and confidential phone call on November 24, 2023 with the Chair of the Board without the Chair’s knowledge. Upon his departure he also violated company policies related to the safeguarding of corporate information. The Board of Directors is currently investigating these and other matters, including Mr. Chamandy’s engagement with certain shareholders prior to his termination.

Time For New Leadership

The Board’s fiduciary duty is to assure that Gildan is positioned in the strongest way possible for future success. The business has grown in scale and complexity, and the challenges and opportunities that lie ahead call for a new leader with fresh ideas, relevant skills, proven leadership ability and undivided commitment to the business.

The CEO search process was thorough and professional. The Board hired a leading firm in January 2022. The external phase of the search, which began in May 2023, culminated in the Board selecting Vince Tyra on December 10, 2023.

Mr. Tyra, who joins Gildan from Houchens Industries, a $4 billion revenue employee-owned holding company, is an accomplished leader with deep experience in the apparel industry spanning distribution, manufacturing and brand building. His proven track record involves developing and implementing pragmatic strategies that have enabled the organizations he led to grow, evolve and create value. Mr. Tyra’s diverse professional background across apparel, private equity and NCAA college sports reflects a consistent theme of effective leadership.

Browning West has falsely attacked Mr. Tyra’s record, specifically during his time at Fruit of the Loom, and it is important to set the record straight. In 1999, as Fruit of the Loom faced financial challenges, its Board removed the Chairman and CEO and asked both Mr. Tyra, then President of its Activewear division, and his colleague, the President of Retail, to submit plans to restructure the company. The Board embraced Mr. Tyra’s plan and named him the sole President of Fruit of the Loom. Mr. Tyra then worked with the new CEO to implement a plan to focus on the core retail business. Those steps laid the foundation needed to stabilize the company and contributed to its eventual sale to Berkshire Hathaway. Far from being part of the problem at Fruit of the Loom, Mr. Tyra was a key part of the solution. The Board is resolute in its belief that he will be part of the solution at Gildan as well.

Conclusion

The past does not equal the future. Glenn Chamandy was chief executive of Gildan for two decades. He was the right leader for much of his tenure, building a successful public company and creating a platform on which to expand. But the true promise of Gildan remains largely unfulfilled, and the Board, which has worked with Mr. Chamandy for years, is clear that he is out of the ideas and vision to take Gildan into the future.

Over the last year, Mr. Chamandy repeatedly said that he would, in his words, “go gracefully” whenever the Board decided the time was right for the company. However, when that time came, Mr. Chamandy did not “go gracefully.” He admitted he never intended to leave and, blatantly putting his own interests ahead of those of Gildan, orchestrated his departure to maximize disruption to the company.

Mr. Chamandy has spent weeks telling a false and misleading story about recent events at Gildan. Many well-intentioned investors have bought into that false story. The Board will continue to patiently, yet firmly, set the record straight. We look forward to continuing our conversations with shareholders.

Sincerely,

Gildan Activewear Board of Directors

Caution Concerning Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and strategies. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect these forward-looking statements. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion or projection in such forward-looking information, include, but are not limited to changes in general economic and financial conditions globally or in one or more of the markets we serve and our ability to implement our growth strategies and plans. These factors may cause the Company’s actual performance in future periods to differ materially from any estimates or projections of future performance expressed or implied by the forward-looking statements included in this press release.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan

Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, Peds®, in addition to the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

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